UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PEAK RESORTS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities) 70469L100
(CUSIP Number) Frank S. Vellucci, Esq. Chadbourne & Parke LLP 1301 Avenue of the Americas New York, NY 10019 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subect of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 70469L100	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cap 1 LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,117,281*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,117,281*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,117,281*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8%[1] shares of Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Consists of 1,218,613 shares of Common Stock, 3,179,650 shares of Common Stock issuable upon conversion of Series A Cumulative Convertible Preferred Stock issued on November 2, 2016, and an aggregate of 2,719,018 shares of Common Stock issuable upon exercise of warrants issued on November 2, 2016.

[1]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of September 12, 2016 as reported in the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on September 12, 2016 and an aggregate of 5,898,668 shares of Common Stock issuable upon conversion of Series A Cumulative Convertible Preferred Stock and upon exercise of warrants.

CUSIP No. 70469L100	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard S. Sackler, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
102,595

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
102,595

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[2]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of September 12, 2016 as reported in the Company's Proxy Statement on Schedule 14A filed with the SEC on September 12, 2016.

CUSIP No. 70469L100	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Richard and Beth Sackler Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,200

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
26,200

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

[3]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of September 12, 2016 as reported in the Company's Proxy Statement on Schedule 14A filed with the SEC on September 12, 2016.

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by Cap 1 LLC, a Delaware limited liability company ("Cap 1"), Richard S. Sackler, M.D. ("Dr. Sackler"), and the Richard and Beth Sackler Foundation, Inc. (the "Foundation") (collectively, the "Reporting Persons" and each, a "Reporting Person"), to amend the Schedule 13D (the "Schedule 13D") originally filed by the Reporting Persons on September 21, 2016, with respect to the beneficial ownership of common stock, $0.01 par value per share (the "Common Stock"), of Peak Resorts, Inc. (the "Company" or the "Issuer"), a corporation organized under the laws of the State of Missouri.  The address of the principal executive offices of the Company is 17409 Hidden Valley Drive, Wildwood, Missouri 63025.
In accordance with Rule 13d-2 of the Act, this Amendment No. 1 amends and supplements, as set forth below, only information in the Schedule 13D that has materially changed since the September 21, 2016 filing of the Schedule 13D.  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.
Item 3.	Source and Amount of Funds or Other Consideration.
On November 2, 2016, Cap 1 acquired from the Issuer 20,000 shares of Preferred Stock (initially convertible into 3,179,650 Shares) and three Warrants (exercisable for an aggregate of 2,719,018 Shares, subject to adjustment) for an aggregate purchase price of $20,000,000.  Cap 1 funded such purchases of Preferred Stock and Warrants out of its available cash on hand.
Item 4.	Purpose of Transaction.
The transactions contemplated by the SPA (as described in the Schedule 13D filed on September 21, 2016) closed on November 2, 2016 (the consummation of such transaction, the "Closing", and the date of such Closing, the "Closing Date").   On the Closing Date, Cap 1 acquired from the Issuer 20,000 shares of Preferred Stock (initially convertible into 3,179,650 Shares) and three Warrants (exercisable for an aggregate of 2,719,018 Shares, subject to adjustments), which are attached hereto as Exhibits F, G and H.  Cap 1 acquired such shares and Warrants for investment purposes.
In connection with the SPA:
•
On the Closing Date, Cap 1 and the Issuer entered into the Waiver and Amendment of Securities Purchase Agreement (the "Waiver"), which is attached hereto as Exhibit I, regarding the acceptance by Cap 1 of the terms of the Modification of Master Credit Agreements dated effective as of October 24, 2016;

•
On the Closing Date, Cap 1 and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which is attached hereto as Exhibit J, regarding, among other things, the rights of certain shareholders to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing; and

•
On the Closing Date, Cap 1, the Issuer, Timothy D. Boyd, Stephen J. Mueller and Richard K. Deutsch entered into a Stockholders' Agreement (the "Stockholders Agreement"), which is attached hereto as Exhibit K, regarding among other things, the right of Cap 1 to nominate a director to sit on the Issuer's Board of Directors, the rights of the parties to dispose of the Issuer's securities and certain pre-emptive rights with respect to future issuances of the Issuer's securities.

Pursuant to the Stockholders Agreement, Cap 1 nominated Rory A. Held as its representative on the Issuer's Board of Directors and on November 2, 2016, Mr. Held was appointed to the Issuer's Board of Directors.  Mr. Held serves as Senior Vice President and Portfolio Manager at Summer Road LLC, which serves as a family office and provides investment management services to Cap 1.
Item 5.	Interest in Securities of the Issuer.
(a) and (b)
	Shares Beneficially Owned	Percent of Class[4]
1. Cap 1[5]
Sole Voting Power	7,117,281	35.8%
Shared Voting Power	-0-	0%
Sole Dispositive Power	7,117,281	35.8%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	7,117,281	35.8%
2. Dr. Sackler
Sole Voting Power	102,595	0.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	102,595	0.7%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	102,595	0.7%
3. The Foundation
Sole Voting Power	26,200	0.2%
Shared Voting Power	-0-	0%
Sole Dispositive Power	26,200	0.2%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	26,200	0.2%

(c)
On November 2, 2016, pursuant to the SPA, Cap 1 acquired from the Issuer 20,000 shares of Preferred Stock (initially convertible into 3,179,650 Shares) and the Warrants (exercisable for an aggregate of 2,719,018 Shares, subject to adjustments) for an aggregate purchase price of $20,000,000. See Item 4 above and Item 6 below.

[4]
This calculation is rounded to the nearest tenth and is based upon 13,982,400 shares of common stock outstanding as of September 12, 2016 as reported in the Company's Proxy Statement on Schedule 14A filed with the SEC on September 12, 2016 and, in the case of the calculation for Cap 1 only, also includes an aggregate of 5,898,668 shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants.

[5]
Cap 1 LLC is a Delaware limited liability company wholly owned by Richard S. Sackler, M.D. and Jonathan D. Sackler, as Trustees of the 1974 Irrevocable Trust A FBO BS and RSS.  The beneficiaries of the 1974 Irrevocable Trust A FBO BS and RSS are Beverly Sackler, Richard S. Sackler, M.D. and the issue of Richard S. Sackler, M.D.  Its shares listed as beneficially owned in this table consist of 1,218,613 shares of Common Stock, 3,179,650 shares of Common Stock issuable upon conversion of the Preferred Stock and an aggregate of 2,719,018 shares of Common Stock issuable upon exercise of the Warrants.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference in this Item 6.
As discussed in Item 4 above, in connection with the Closing, the Issuer has issued the Warrants to Cap 1 and the respective parties thereto have executed the Waiver, Registration Rights Agreement and the Stockholders Agreement, which terms and conditions have become effective as of the Closing Date.  The descriptions of the Warrants, the Waiver, the Registration Rights Agreement and the Stockholders Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to each such agreement, which is filed as an exhibit hereto and incorporated by reference herein.
Item 7.	Material to be Filed as Exhibits.
Exhibit F.	Warrant No. 1 issued to Cap 1 LLC, dated as of November 2, 2016.*
Exhibit G.	Warrant No. 2 issued to Cap 1 LLC, dated as of November 2, 2016.*
Exhibit H.	Warrant No. 3 issued to Cap 1 LLC, dated as of November 2, 2016.*
Exhibit I.	Waiver and Amendment of Securities Purchase Agreement, dated as of November 2, 2016, by and between Peak Resorts, Inc. and Cap 1 LLC.*
Exhibit J.	Registration Rights Agreement, dated as of November 2, 2016, between Peak Resorts, Inc. and Cap 1 LLC.*
Exhibit K.	Stockholders' Agreement, dated as of November 2, 2016, among Peak Resorts, Inc., Timothy D. Boyd, Stephen J. Mueller, Richard K. Deutsch and Cap 1 LLC.*

*  Incorporated by reference from the Issuer's Form 8-K filed with the SEC on November 8, 2016.

Signatures
After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  November 14, 2016
Cap 1 LLC
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President

Richard S. Sackler, M.D.
By: /s/ Stephen A. Ives
Name: Stephen A. Ives Attorney-in-Fact for Richard S. Sackler, M.D.

Richard and Beth Sackler Foundation, Inc.
By: /s/ Stephen A. Ives
Name:Stephen A. Ives Attorney-in-Fact for Richard and Beth Sackler Foundation, Inc.